                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSI0N
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                            Westmoreland Coal Company

                   ------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $2.50 per share
                   -------------------------------------------
                         (Title of Class of Securities)

                                    960878106

                   -------------------------------------------
                                 (CUSIP Number)

                             Frank E. Williams, Jr.
                              2789-B Hartland Road
                          Falls Church, Virginia 22043
                                 (703) 641-4612

                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
                                 Communications)

                                January 23, 2001

                  --------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960878106

1   NAME OF REPORTING PERSON  Frank E. Williams, Jr.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    ###-##-####
- -------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)(a) |X| (b) |_|

- -------------------------------------------------------
3   SEC USE ONLY
- -------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)
    PF

- -------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) |_|
- --------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
- --------------------------------------------------------
                      7      SOLE VOTING POWER
                                 288,634

                      ----------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY      ----------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                     288,634
     REPORTING        -----------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
        WITH                     0
 --------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

                                 288,634

 --------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES  (See Instructions) |_|

 --------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 3.92%
 --------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)
                                 IN

1. NAME OF REPORTING PERSON  Guy Orlando Dove, III
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   ###-##-####
 -------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)(a) |X| (b) |_|
 -------------------------------------------------------
3  SEC USE ONLY

 -------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)
   PF, AF
 -------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e) |_|
 -------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
 -------------------------------------------------------
                      7      SOLE VOTING POWER
                                252,820
                     -----------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                   10,000
    BENEFICIALLY     -----------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                    252,820
     REPORTING       -----------------------------------
       PERSON
        WITH         10     SHARED DISPOSITIVE POWER
                                0
 -------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
       262,820
 -------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES
   (See Instructions) |_|
 ----------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.45%
 --------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN,AF

1. NAME OF REPORTING PERSON  Stephen D. Rosenbaum
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 --------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |X| (b) |_|
 --------------------------------------------------------
3 SEC USE ONLY

 --------------------------------------------------------
4 SOURCE OF FUNDS (See Instructions)
  PF
 -------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
  PURSUANT TO ITEMS 2(d) or 2(e) |_|
 --------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States
 --------------------------------------------------------
                      7      SOLE VOTING POWER
                              136,624
                     ------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                    0
    BENEFICIALLY     ------------------------------------
      OWNED BY        9      SOLE DISPOSITIVE POWER
        EACH                  136,624
      REPORTING      ------------------------------------
       PERSON         10     SHARED DISPOSITIVE POWER
                                 0
 --------------------------------------------------------

11 AGGREGATE AMOUNT OWNED BENEFICIALLY BY EACH
   REPORTING PERSON

                                     136,624
 --------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES
   (See Instructions) |_|
 --------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   1.90%
 --------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

   IN.

This amended 13D is filed solely for the purpose of reporting the dissolution of the group consisting of the reporting persons and acting as the Westmoreland Committee to Enhance Shareholder Value. The reporting persons believe that the Company has received the pro-governance and pro-shareholder message that the Committee's actions were intended to convey. Specifically, they believe that the Committee's two-year battle with the Company has resulted in at least two concrete achievements towards enhancing WLB shareholder value: the Company has appointed two new directors who own significant amounts of preferred stock and the Company has proposed to sell its interests in three cogeneration plants.

Prior to formation of the Committee two years ago, WLB's preferred shares were trading at approximately $13.00 and the common shares were trading below $3.00. On January 23, 2001, the preferred shares were quoted at approximately $23.00 and the common shares at approximately $9.50.

The intent of the Committee in dissolving is to pursue individually-determined alternatives. Encouraged by recent developments the Committee's members nonetheless express their intent to continue as individuals to closely monitor Westmoreland's performance.

While the members of the Committee have no plans, arrangements, or understandings among themselves or others to take any further actions to attempt to influence the actions of the Company, it is possible that the Committee will reconstitute itself at some later time should the Company not make significant progress towards enhancing shareholder value in the opinions of former reporting persons



SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January  23, 2001

                          S/Frank E. Williams,Jr.
                         -------------------------
                            Frank E. Williams, Jr.

Date: January 23, 2001

                          S/Guy O. Dove
                          -------------
                            Guy O. Dove, III

Date: January 23, 2001

                          S/Stephen D. Rosenbaum
                          ----------------------
                            Stephen D. Rosenbaum